UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: “ France Telecom-Orange acquires Telecom Italia's submarine cable subsidiary, Elettra”.

press release

Paris, 30 September 2010

France Telecom-Orange acquires Telecom Italia's submarine cable subsidiary, Elettra

France Telecom-Orange today announced the acquisition of 100% of Elettra, a subsidiary of the Telecom Italia group specialized in the laying and maintenance of submarine cables for the telecommunications industry. This transaction, which involves the acquisition of two cable ships, reinforces France Telecom's position as a major cable ship operator. The Group currently operates a fleet of four vessels through its subsidiary FT Marine.

Elettra has considerable experience in cable maintenance and the construction of new submarine networks. The two cable ships that have been acquired by France Telecom are the Certamen, which is berthed in the Mediterranean basin, and the Teliri, which is specialized in laying new cables around the world for major telecommunications operators. The employees of Elettra and the crews of the two vessels will be unaffected by this transaction. A third vessel, dedicated to laying oil pipelines, was sold by Elettra to a third party prior to the closing of this transaction. After this sale, Elettra has been valued at an enterprise value of 20 million euros.

FT Marine, a fully-owned subsidiary of France Telecom, currently operates four cable ships and is one of the leading players in the industry. Three ships are dedicated to maintenance services in the Mediterranean basin, the Atlantic Ocean and the Indian Ocean. The René Descartes, the flagship of FT Marine, is specialized in laying new telecommunications submarine systems worldwide.

Together FT Marine and Elettra will strengthen the ability of the France Telecom group to service telecommunications operators mainly in Europe, in the Mediterranean basin and around Africa. France Telecom's submarine cable activity also plays an important role in the Group's overall ambitions to improve network accessibility across the world and to meet customer expectations for improved quality of service across its global network.

This is particularly relevant in Africa, where the Group now operates in close to twenty countries. In this region, the Group has played an active role in the creation of several major networks including the LION cable linking Madagascar, Mauritius and Réunion - soon to be extended to Kenya with the LION2 cable -, the Eastern Africa Submarine Cable System (EASSy), and the ACE cable that will provide 23 West African countries from 2012 with efficient and affordable access to international networks. FT Marine and Elettra will be participating in the installation of LION2 and ACE.

About Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. With almost 131 million customers, the Orange brand covers internet, television and mobile services in the majority of countries where the Group operates. At the end of 2009, France Telecom had sales of 44.8 billion euros (22.1 billion euros for the first half of 2010). At 30 June 2010, the Group had a total customer base of 182 million customers in 32 countries. These include 123.1 million mobile customers and 13.2 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number three provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited, Orange France or France Telecom.

Press contacts: +33 1 44 44 93 93

Tom Wright, tom.wright@orange-ftgroup.com

Bertrand Deronchaine, bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 30, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer